April 20, 2021

AMANDA ROSE		EMAIL: AROSE@FENWICK.COM Direct Dial: +1 (206) 389-4553

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      David Gessert

Tim Buchmiller

Jeanne Bennett

Lynn Dicker

Re:                           Impel NeuroPharma, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 19, 2021

File No. 333-254999

Ladies and Gentlemen:

On behalf of Impel NeuroPharma, Inc. (the “Company”), in this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 20, 2021 (the “Letter”) on the Registration Statement originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2021 and amended on April 19, 2021 (the “Registration Statement). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 3.2 – Form of Restated Certificate of Incorporation to be effective upon the completion of this offering.

Article IX: Choice of Forum, page 6

1.

We note that the choice of forum provision in your restated certificate to be effective upon the completion of the offering identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We further note your disclosure on pages 62 and 168 of your prospectus stating that such provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please either (i) amend the provision in your restated certificate to clearly state that the provision does not apply to federal securities law claims or applies only to state law claims, as applicable, or (ii) provide

U.S. Securities and Exchange Commission

April 20, 2021

reasonable assurance that you will make future investors aware of the provision’s limited applicability, for example by including such disclosure in your future Exchange Act reports.

The Company acknowledges the Staff’s comment and advises the Staff that it will include language similar to its disclosure on pages 62 and 168 of the prospectus in future filings. For example, the Company will include the language on page 62 of the prospectus in the risk factors that it will include in each annual report on Form 10-K (irrespective of any exemptions which may be available to the Company), and to the extent that the Company includes risk factors with its quarterly reports on Form 10-Q, as it currently anticipates doing for the foreseeable future, it will include the same language there. Furthermore, the Company will include the related disclosure on page 168 of the prospectus in all future filings that call for disclosure under Item 202 of Regulation S-K. The Company believes that by adding these disclosures to its future filings, investors will be informed of the choice of forum provision’s limited applicability with respect to any duty or liability created by the Exchange Act.

* * * * * * *

U.S. Securities and Exchange Commission

April 20, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4553, or, in her absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

FENWICK & WEST LLP

/s/  Amanda Rose

Amanda Rose

Partner

cc:	Adrian Adams, Chief Executive Officer
John Leaman, M.D., Chief Financial Officer
Impel NeuroPharma, Inc.

Alan Smith, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP